[redacted]

EXCHANGE COMMISSION
TON, D.C. 20549

SEC Mail Processing Section

FEB 23 2009

Washington, DC
110

09057196

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

G PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and
Rule 17a-5 Thereunder

SEC FILE NO.
8- 6082

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Horace Mann Investors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1 Horace Mann Plaza
(No. and Street)

Springfield (City) Illinois (State) 62715 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson 217-788-8538
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KRISTIN CERVELLONE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-10-2009

Kimberly A. Johnson

Name Kimberly A. Johnson

Title Financial and Operations Principal

Kristin Cervellone

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor report on Internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HORACE MANN INVESTORS, INC.

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Horace Mann Investors, Inc:

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 13, 2009

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	602,292
Special reserve bank account for exclusive benefit of customers		-
Securities not readily marketable, at cost		258,442
Distribution fees receivable		296,612
Receivable from affiliated companies		29,555
Federal income tax recoverable from Parent		314,595
Total assets	$	1,501,496
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliated companies	$	133,617
Total liabilities		133,617
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		110,000
Retained earnings		1,252,879
Total stockholder's equity		1,367,879
Total liabilities and stockholder's equity	$	1,501,496

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Income

Year ended December 31, 2008

Revenue:		
Commissions on the sale of variable annuities	$	5,478,911
Commissions on the sale of variable life products		978,542
Commissions on the sale of mutual funds		363,315
Administrative service fees from affiliate		25,000
Distribution fees		1,727,844
Interest income		25,663
Realized losses		(39,161)
Total revenue		8,560,114
Expenses:		
Commissions on the sale of variable annuities		5,475,873
Commissions on the sale of variable life products		946,118
Commissions on the sale of mutual funds		260,982
Salaries and other payroll expenses		757,009
Regulatory fees and expenses		367,245
Other expenses		395,749
Total expenses		8,202,976
Income before income tax expense		357,138
Income tax expense		125,416
Net income	$	231,722

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2007	$	5,000	110,000	1,021,157	1,136,157
Net income		-	-	231,722	231,722
Balance at December 31, 2008	$	5,000	110,000	1,252,879	1,367,879

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	231,722
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in distribution fees receivable		(118,980)
Increase in Federal income tax recoverable		(200,584)
Decrease in commission income receivable		6,737
Increase in payables to affiliated companies, net		71,567
Net cash used in operating activities		(9,538)
Cash flows from investing activities:		
Change in classification from cash and cash equivalents to securities not readily marketable		(258,442)
Net cash used in investing activities		(258,442)
Decrease in cash and cash equivalents		(267,980)
Cash and cash equivalents at beginning of year		870,272
Cash and cash equivalents at end of year	$	602,292

See accompanying notes to financial statements.

(1) Description of Business

Horace Mann Investors, Inc. (Investors) is registered as a broker-dealer under the Securities Exchange Act of 1934 to engage in the sale of variable products and mutual funds. Investors is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corp. (SIPC) and is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent).

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC, affiliated company) variable annuity contracts, Ameritas Variable Life Insurance Company's variable universal life contracts, Plan Member Services mutual funds, and American Funds mutual funds and 529 plans through registered representatives of Investors. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

In February 2008, FINRA approved a change in business operations to include common remitter services. This change increased Investors required net capital to $250,000 and eliminated the Rule 15c3-3 exemption. Investors carries no margin accounts and does not otherwise hold funds or securities for customers. Investors has not executed any customer securities transactions during the year.

(2) Significant Accounting Policies

(a) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b) *Sales Charges and Commissions*

Investors receives commission revenues from its unaffiliated partner products at the time of sale of these contracts. Subsequently, Investors pays a commission expense to Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors, in accordance with existing distribution agreements among the companies. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from SEI Investments Distribution Company, the distributor for the Wilshire Variable Insurance Trust. These distribution payments are recognized monthly based on the net asset value of the funds.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of cash and money market demand accounts.

(d) ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, and its net income as presented in the Statement of Income.

(e) ***Federal Income Taxes***

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) ***Fair Value Measurements***

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides a framework for measuring fair value in accordance with GAAP. FASB Staff Position No. FAS 157-2 defers the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are not disclosed at fair value in the financial statements on a recurring basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Adoption of SFAS No. 157 had no financial impact on the company.

The carrying amount of the assets and liabilities approximate fair value. The fair value of the financial assets were measured using quoted market prices in active markets (Level 1 inputs).

(3) Special Reserve Bank Account for the Exclusive Benefit of Customers

In 2008, Investors began providing common remitter services. Common remitter funds are deposited into the special reserve bank account for the exclusive benefit of customers and are remitted to the selling broker dealer by noon the following day. No common remitter funds were held at December 31, 2008.

(4) Securities Not Readily Marketable

Securities not readily marketable represent an investment in The Reserve Primary Fund (Fund), a money market fund which suspended redemptions in September 2008. The investment was valued at the last available net asset value resulting in an impairment of $39,161. The security was reclassified from cash and cash equivalents and is carried at cost. The Fund has been making redemptions under a plan of liquidation and distribution of assets subject to the supervision of the Securities and Exchange Commission.

(5) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,518,073 for the management, administrative, data processing, and utilization of personnel in 2008. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2008, Investors earned $25,000 in administrative services fees from an affiliate.

(6) Income Taxes

Federal income tax payments of $326,000 were made to the Parent during 2008.

The federal income tax assets were as follows:

	2008
Current asset	$297,172
Deferred asset	17,423
Total federal income tax asset	$314,595

The "temporary differences" that give rise to the deferred tax balances at December 31, 2008 were as follows:

Deferred tax assets	
Impaired securities	$ 13,706
Pension and employee benefits	3,816
Total gross deferred tax assets	$ 17,522
Deferred tax liabilities:	
Fixed assets	99
Total gross deferred tax liabilities	99
Net deferred tax asset	$17,423

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

The components of income tax expense (benefit) were as follows:

Current	$139,056
Deferred	(13,640)
Total income tax expense	$125,416

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 35% to income before income taxes as follows:

Expected federal tax on income	$124,998
Add (deduct) tax effects of:	
Allocated operational expenses	625
Provision to return adjustments	(207)
Total income tax expense	$125,416

During the year, the Internal Revenue Service (IRS) completed their audit of federal income tax returns for the 2002, 2004, 2005 and 2006 tax years with no material changes affecting the Company. As a result all tax years prior to 2007 are considered closed. The Company's federal income tax return for 2007 is still open and subject to examination by all major taxing authorities.

The Company records liabilities for uncertain tax filing positions in accordance with FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109", where it is more-likely-than-not that the position will be sustainable upon audit by taxing authorities and reflects management's assessment of the amounts that are probable of being sustained. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecognized tax benefits from uncertain tax filing positions.

The Company classifies all interest and penalties as income tax expense. As of December 31, 2008, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(7) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent.

After completing the first year of employment, all employees participate in a defined contribution plan. Under this plan, the Parent makes contributions to each participant's account based on eligible compensation and years of service.

In addition, all employees of HMSC participate in a 401(k) plan. Beginning January 1, 2002, The Parent automatically contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. Employees may voluntarily contribute up to 20% of their eligible compensation into their account.

Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefits sponsored by the Parent, but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings while under the plan.

(8) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2008, Investors' net capital and required net capital were $678,111 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .20 to 1.

Schedule I

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital		
Total stockholder's equity from statement of financial condition qualified for net capital	$	1,367,879
Total nonallowable assets:		
Distribution fees receivable		(296,612)
Receivables from affiliated companies		(29,555)
Haircut on securities		(49,006)
Federal income tax recoverable from Parent		(314,595)
		(689,768)
Net capital		678,111
Computation of aggregate indebtedness – accrued expenses		133,617
Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000)		250,000
Excess net capital at 1,500% (net capital less net capital requirement)		428,111
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		664,749
Ratio of aggregate indebtedness to net capital		20 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2008 filed by Investors in its Form X-17A-5 on January 27, 2009.

See accompanying independent auditors' report.

Schedule II

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2008

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	-
Debits balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances to continuous net settlement accounts)	-
Margin required and on deposit with the options clearing corporation for all option contract written or purchased in customers accounts	-
Other	-
Gross debits	-
Less 3 percent charge	-
Total debit items	-
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	None

Note: There are no material differences between the computation presented above and the computation for determination of reserve requirements as of December 31, 2008 filed by Investors in its X-17A-5 on January 27, 2009.

Schedule III

HORACE MANN INVESTORS, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2008

1	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
	A. Number of items	-
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Horace Mann Investors, Inc.:

In planning and performing our audit of the financial statements of Horace Mann Investors, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities and customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 13, 2009

END